FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting      2. Issuer Name and                       3. IRS or Social    4. Statement    5. If Amendment,
   Person                                Ticker or Trading                        Security            for             Date of
                                         Symbol                                   Number of           Month/Year      Original
                                                                                  Reporting Person                    (Month/Year)
                                                                                  (Voluntary)

Simmons, Laurence E.                     Zions Bancorporation                                         10-03-2002
One South Main, Suite 1134               (ZION)
Salt Lake City, UT  84111

6. Relationship of Reporting Person to Issuer (Check all applicable)

[X]Director [ ]10% Owner [ ]Officer (give title below) [ ]Other (specify below)


7. Individual or Joint/Group Reporting
   [X] Form Filed by One Reporting Person
   [ ] Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially owned

1. Title of       2. Trans-   3. Trans-   4. Securities aquired (A)    5. Amount of    6. Owner-  7. Nature of Indirect
   Security          action      action      or Disposed of (D)           Securities      Ship       Beneficial Ownership
   (Instr. 3)        Date        Code        (Instr. 3, 4 and 5)          Beneficially    Form:      (Instr. 4)
                                 (Instr.                                  Owned at        Direct
                     (Month/     8)                       (A)             End of Month    (D) or
                      Day/                                or              (Instr. 3       Indirect
                      Year)      Code  V  Amount          (D) Price       and 4)          (I)
Common Stock                                                                108,214        D

Common Stock                                                              1,814,488        I         By Crestwood Communications

Common Stock                                                              1,068.103        I         By Dividend Reinvestment Plan

Common Stock                                                                136,045        I         By Simmons Family Foundation

Common Stock                                                                 65,082        I         By V & L.E. Simmons Foundation

Common Stock                                                                  5,600        I         Custodian for Minor Children

Table II - Derivative Securities Acquired, Disposed of, or Beneficially owned
              (e.g., puts, calls, warrants, options, convertable securities)

1.                   2.       3.     4.      5.              6.          7.                    8.      9.          10.    11.
Title of             Con-     Trans- Trans-  Number of       Date exer-  Title and Amount      Price   Number      Owner- Nature
Derivative           version  action action  Derivative      cisable and of Underlying         of      of          Ship   of
Security             or       Date   Code    Securities      Expiration  Securities            Deriv-  Deriv-      Form   Indirect
(Instr. 3)           Exercise        (Instr. Acquired (A)    Date        (Instr. 3 and 4)      ative   ative       of     Bene-
                     Price of        8)      or Disposed     (Month/                           Secu-   Secu-       Deriv- ficial
                     Deriv-                  of (D)          Day/Year)                         rity    rities      ative  Owner-
                     ative                   (Instr. 3,                                        (Instr. Bene-       Secu-  ship
                     Security                4 and 5)                                          5)      fically     rity:  (Instr.
                                                                                                       Owned       Direct 4)
                                                                                                       at end      (D) or
                                                                                       Amount          of          Indi-
                             (Month/  C                      Date  Expi-               or              Month       rect
                              Day/    O                      Exer- ra-                 Number          (Instr.     (I)
                              Year)   D                      cis-  tion                of              4)          (Instr.
                                      E   V  (A)    (D)      able  Date  Title         Shares                      4)
Phantom Stock        (c)      01-02   A   V  58.1621         (d)   (d)   Common Stock   58.1621  $51.58             D
                              -2002

Phantom Stock        (c)      01-18   A   V  33.8426         (d)   (d)   Common Stock   33.8426  $51.71             D
                              -2002

Phantom Stock        (c)      02-27   A   V  27.0617         (d)   (d)   Common Stock   27.0617  $52.99             D
                              -2002

Phantom Stock        (c)      04-01   A   V  50.7528         (d)   (d)   Common Stock   50.7528  $59.11             D
                              -2002

Phantom Stock        (c)      04-26   A   V  51.1914         (d)   (d)   Common Stock   51.1914  $53.72             D
                              -2002

Phantom Stock        (c)      05-29   A   V  26.2648         (d)   (d)   Common Stock   26.2648  $55.58             D
                              -2002

Phantom Stock        (c)      07-01   A   V  57.7701         (d)   (d)   Common Stock   57.7701  $51.93             D
                              -2002

Phantom Stock        (c)      07-18   A   V  21.4869         (d)   (d)   Common Stock   21.4869  $46.54             D
                              -2002

Phantom Stock        (c)      08-28   A   V    27.48         (d)   (d)   Common Stock     27.48  $53.89             D
                              -2002

Phantom Stock        (c)      10-01   A      68.0272         (d)   (d)   Common Stock   68.0272  $44.10 7,500.0252  D
                              -2002

Stock Option (right                                                      Common Stock                   28          D
to buy)


Explanation of responses:

          a. Shares held by Crestwood Communications, Inc. Mr. Simmons serves as a director of Crestwood Communications, Inc.

          b. The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of Section 16 or for any other purpose.

          c. 1-for-1

          d. Phantom stock units are paid out in cash upon the earlier of death or retirement.

Signature of Reporting Person:

         /s/Clark B. Hinckley
         --------------------------------------------------
         as Attorney In Fact for Laurence E. Simmons